02013212

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments Inc.
Exact Name of Registrant as Specified in Charter

882253
Registrant CIK Number

Form 8-K, January 29, 2002, Series 2002-2

333-~~68542~~ 56240

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS INC.

By:
Name: Baron Silverstein
Title: Managing Director

Dated: January 29, 2002

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

$234,888,300 (approx)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2002-2

Class	MLG	Certificate Size +/- 10%	Ratings TBD	Credit Enhance %age (1)	Pass Through Rate	Collateral Type	Certificate Type
I-A	I	$107,469,200	AAA/Aaa	4.25%	WAC (2)	LIBOR ARMs	Group I Senior
II-A	II	$48,739,600	AAA/Aaa	4.25%	WAC (3)	Seasoned Hybrid ARMs	Group II Senior
III-A	III	$71,543,600	AAA/Aaa	4.25%	WAC (4)	Seasoned Hybrid ARMs	Group III Senior
B-1	All	$3,568,000	AA/Aa2	2.80%	WAC (5)	Total Portfolio	Crossed Subordinate
B-2	All	$1,784,000	A/A2	1.80%	WAC (5)	Total Portfolio	Crossed Subordinate
B-3	All	$1,783,900	BBB/Baa2	1.10%	WAC (5)	Total Portfolio	Crossed Subordinate

(1) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.
(2) The Class I-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.145%.
(3) The Class II-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.974%.
(4) The Class III-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 6.957%.
(5) The Class B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates for each Mortgage Loan Group weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Group, the Class Principal Balance of the related Classes of Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.634%

Depositor/Seller:	Structured Assets Mortgage Investments ("SAMI")
Master Servicer:	Wells Fargo Bank Minnesota, National Association
Originators/Underlying Servicers:	The Mortgage Loans will be serviced by Firstar Home Mortgage ("Firstar" approximately 51.6%) and Alliance Mortgage Company ("Alliance", approximately 48.4%). All of the Mortgage Loans serviced by Alliance Mortgage Company were originated, and are currently sub-serviced by, HomeBanc Mortgage Corporation. Each of the Mortgage Loans sub-serviced by HomeBanc will be transferred to Alliance by February 1, 2002.
Trustee/Paying Agent:	Bank One, National Association
Cut-off Date:	January 1, 2002
Closing Date:	January 31, 2002
Rating Agencies:	TBD (2 of 3)
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month or next business day, commencing February 25, 2002
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class B Certificates will be cross-collateralized subordinate certificates issued for the mortgage pool.
ERISA:	The Senior, Class B-1, Class B-2 and Class B-3 Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA:	The Senior and Class B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: Each Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: Each Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class B-4	$1,189,400	WAC (see footnote 5)
Class B-5	$832,400	WAC (see footnote 5)
Class B-6	$951,613	WAC (see footnote 5)

Collateral Description: The mortgage pool consists of approximately [$238] million of first-lien residential ARM or Hybrid ARM mortgage loans that have been segregated into three separate mortgage loan groups as described below:

Group 1 – Interest Only 1-month and 6-month LIBOR ARMs originated by HomeBanc;

Group 2 – Approximately 96.82% are seasoned hybrid ARMs (based on 1-Year CMT) originated by Firstar with remaining months to roll (or first adjustment) of 60 months or less (may include original 7/1s or 10/1s). The remaining 3.18% are newly originated 5/6 hybrid ARMs originated by HomeBanc (based upon the 6-Month LIBOR index);

Group 3 – Approximately 98.66% seasoned hybrid ARMs (based on 1-Year CMT) originated by Firstar with remaining months to roll (or first adjustment) between 61 and 120 months. The remaining 1.34% are newly originated 10/6 hybrid ARMs originated by HomeBanc (based upon the 6-Month LIBOR index);

Each mortgage loan has been segregated into three separate mortgage loan groups generally by fixed period as described below:

MLG	Originator	Servicer	Principal Balance	% of Pool	Loan Type	Index Type
I	HomeBanc	Alliance	$112,239,420	47.2%	Interest Only ARM (1)	1-Month/ 6-Month LIBOR
II	Firstar (3)	Firstar (3)	$50,903,074	21.4%	Seasoned Hybrid ARM (2) (months to Roll between 1-60 mos)	1-Year CMT (3)
III	Firstar (3)	Firstar (3)	74,719,218	31.4%	Seasoned Hybrid ARM (2) (months to Roll between 61-120 mos)	1-Year CMT (3)

(1) Mortgage Loans are Interest Only for the first 10-years and then convert to fully-amortizing for the remaining 15 year term;
(2) Includes seasoned 7/1 and 10/1 hybrid ARMs that have 60 months or less to first adjustment;
(3) Approximately 3.18% and 1.34% of the Group II and Group III mortgage loans respectively are indexed based upon 6-month LIBOR. All of such 6-Month LIBOR hybrid ARMs were originated by HomeBanc and will be serviced by Alliance;

Below is a further summary of the collateral characteristics of the mortgage loans by each mortgage loan group and the total pool (information has been provided as of November 30, 2001):

MLG	% of Pool	Gross WAC	Net WAC	WAM (mos.)	AGE (mos.)	Gross Margin	Net Margin	Initial Cap	Period Cap	Life Cap	Max Rate	Mos to Roll
I	47.2%	4.530%	4.145%	300	0	2.036%	1.661%	n/a	0.00%	6.33%	10.13%	4
II	21.4%	7.359%	6.974%	336	23	2.752%	2.377%	2.00%	2.00%	5.27%	12.67%	33
III	31.4%	7.343%	6.957%	333	25	2.746%	2.371%	2.00%	2.00%	5.03%	12.36%	90
Totals:	**100%**	**6.091%**	**5.634%**	**319**	**13**	**2.412%**	**2.037%**	**n/a**	**1.56%**	**n/a**	**11.37%**	**37**

Additional collateral information is available upon request.

Underwriting Standards: The HomeBanc and Firstar Mortgage Loans were underwritten to the guidelines of the respective originator as more fully described in the prospectus supplement.

Credit Enhancement:

Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure.

Cash-Flow Description:

Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class A Certificates in an amount equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class A Certificates in an amount equal to their respective Group's Senior Optimal Principal Amount; and
3. Payment of interest and principal sequentially to the Subordinate Certificates in order of their numerical class designations, beginning with the Class B-1, so each Subordinate Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans until January 2009. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to January 2005 20% or b) after January 2005 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Group I mortgage loans will be allocated to the Class I-A certificates, realized losses on the Group II mortgage loans will be allocated to the Class II-A certificates, realized losses on the Group III mortgage loans will be allocated to the Class III-A certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM-0202

BSARM-0202 Class A3 (III-A-1) 7/1 ARM p (S&P: AAA Moody: Aaa)

Orig Bal 70,774,500 Fac 1.00000 Coup 6.952 Mat / / Wac- 0.000(0.000) WAM- / (-22825)

1.0000 x 1-yr TRES + 2.3610 Cap 11.9800 @ 9.6190 Floor 2.3610 @ 0.0000

DIRECTED CASHFLOW FROM GROUP G03()amort start set, use hist WAC/WAM and NO hist factor

Price/Yield View Hist Wac/Wam Clctn Rt 0%

Settle Date: 31-Jan-2002 **Curve Type:** Treas Act **Curve Date:** 25-Jan-2002 Tranche: A3 (III-A-1)

Price	15% CPP	25% CPP	35% CPP	prepay
				losses
	2.0000%	2.0000%	2.0000%	6M_LIB
	2.2800%	2.2800%	2.2800%	1YR_TRES
	1.8662%	1.8662%	1.8662%	1M_LIB
	1.0000%	1.0000%	1.0000%	PUT_FLAG
	0.0000%	0.0000%	0.0000%	STEP_OVERRIDE
	4.05	2.89	2.10	Avg. Life
	02/02	02/02	02/02	1st Prin
	06/09	06/09	06/09	Last Prin
101.56250	6.39	6.19	5.93	Yield
	3.29	2.44	1.83	Duration
101.68750	6.35	6.14	5.86	Yield
	3.29	2.44	1.84	Duration
101.81250	6.32	6.09	5.79	Yield
	3.29	2.44	1.84	Duration
101.93750	6.28	6.04	5.73	Yield
	3.29	2.44	1.84	Duration
102.06250	6.24	5.99	5.66	Yield
	3.30	2.45	1.84	Duration
102.18750	6.21	5.94	5.60	Yield
	3.30	2.45	1.85	Duration
102.31250	6.17	5.89	5.53	Yield
	3.30	2.45	1.85	Duration